UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-36573

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

Meridian Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Meridian Bancorp, Inc. (Parent Company of Plan sponsor):

We have audited the accompanying statements of net assets available for benefits of the East Boston Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the East Boston Savings Bank 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of East Boston Savings Bank 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 16, 2017

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:

Investments at fair value	$39,916,513	$33,485,502
Notes receivable from participants	1,454,373	1,350,864

Net assets available for benefits	$41,370,886	$34,836,366

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$3,037,793	$(21,756)
Dividends and interest on investments	1,103,204	1,347,588

Total investment income	4,140,997	1,325,832

Interest income on notes receivable from participants	73,025	66,750

Contributions:
Employer	1,606,448	1,555,023
Participant	2,217,664	2,089,821
Rollover	634,225	516,840

Total contributions	4,458,337	4,161,684

Total additions	8,672,359	5,554,266

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,121,413	3,066,981
Administrative expenses	16,426	14,716

Total deductions	2,137,839	3,081,697

Net increase	6,534,520	2,472,569

Net assets available for benefits:
Beginning of the year	34,836,366	32,363,797

End of the year	$41,370,886	$34,836,366

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank” or “Plan Administrator”) to accumulate capital for their future economic security. The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan. Once an employee has completed 12 months of service with at least 1,000 hours of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

Participant Contributions

An active participant may elect to make two types of contributions to the Plan subject to limitations as defined in the Internal Revenue Code. The contributions may be made on a pre-tax or after-tax Roth basis.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Salary deferral contributions

Each active participant may elect, but shall not be required, to contribute to the Plan a percentage of their compensation up to 75% of compensation, up to the maximum amount allowable under federal regulations. Additionally, a participant may elect to contribute up to 100% of a bonus. These amounts will be submitted to the Plan by the Bank on the participants’ behalf.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 1% of eligible compensation and shall be increased annually by 1% limited to 6% of compensation.

Rollover contributions

An active participant may, at the discretion of the Plan Administrator, contribute to the Plan distributions from other qualified plans or individual retirement accounts, if the contributions satisfy the tax law requirements for a qualified rollover.

Employer Contributions

Matching contributions

Each year the Bank will make a non-discretionary matching contribution up to 50% of employee deferrals. These non-discretionary matching contributions are subject to a maximum of 6% of eligible compensation.

Profit sharing contributions

Each year the Bank will make a safe harbor profit sharing contribution in an amount equal to 3% of eligible compensation.

Vesting

A participant will always have a vested interest of 100% in all Bank contributions in their account and in their salary deferrals and rollover contributions.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investment Options

Upon enrollment in the Plan, a participant may direct how their salary deferral, rollover and Bank matching and profit sharing contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Plan Administrator. A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Bancorp, Inc. common stock and other investments as allowed by the Plan Administrator.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Plan Administrator and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended. A participant is not allowed to have more than two loans outstanding at any time.

Distributions

Retirement or Death

Participants who retire will be entitled to 100% of their account balance. Upon death, the participant’s beneficiary will be entitled to a single lump sum distribution of 100% of the account balance or other forms of distributions as allowed by the Plan.

In Service

A participant who has reached age 59 1⁄2 will be entitled to withdraw 100% of their vested account balance.

Other Termination of Employment

Upon termination of employment for any reason other than retirement or death, the participant shall be entitled to receive the entire amount of their vested account balance.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2016 and 2015, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation (depreciation) of investments.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2016 and 2015.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds and money market funds: valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Meridian Bancorp, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$29,470,128	$—	$—	$29,470,128
Common stock	8,471,181	—	—	8,471,181
Money market fund	1,975,204	—	—	1,975,204

Total investments	$39,916,513	$—	$—	$39,916,513

	December 31, 2015
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$26,048,342	$—	$—	$26,048,342
Common Stock	6,097,641	—	—	6,097,641
Money market fund	1,339,519	—	—	1,339,519

Total investments	$33,485,502	$—	$—	$33,485,502

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Concluded)

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses to originate and maintain loans and charged to accounts of participants amounted to $16,426 and $14,176 for the years ended December 31, 2016 and 2015, respectively. Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2016 and 2015, the Plan held 448,211 and 432,457 shares of the Meridian Bancorp, Inc.’s common stock with a fair value of $8,471,181 and $6,097,641 respectively.

5.	TAX STATUS

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated March 31, 2014 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended since receiving the letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”) or the Department of Labor (“DOL”). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and DOL; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2013.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	SUBSEQUENT EVENTS

Effective January 1, 2017, the plan was amended as follows; (1) to limit the amount of notes receivable from participants outstanding at any time to one, (2) changed the eligibility service requirements for employer contributions to six months, and (3) changed the employer matching contribution subject to a maximum of 8% of eligible compensation.

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808                Plan Number 002

December 31, 2016

a	b		c	d	e
	Identity of issue, borrower, lessor, or similar party	Shares	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost (1)	Current Value
	Allianz Funds	49,884	AllianzGI NFJ Dividend Value Fund Administrative Class		$844,542
	Artisan Funds	28,126	Artisan Mid Cap Fund Investor Class		1,023,237
	Artisan Funds	20,676	Artisan Mid Cap Value Fund Investor Class		462,103
*	Fidelity Investments	30,411	Fidelity Blue Chip Growth Fund – Class K		2,050,613
*	Fidelity Investments	29,976	Fidelity Capital Appreciation Fund – Class K		951,123
*	Fidelity Investments	1,323	Fidelity Cash Reserve Fund		1,323
*	Fidelity Investments	3,776	Fidelity Contrafund – Class K		371,529
*	Fidelity Investments	40,026	Fidelity Diversified International Fund – Class K		1,330,050
*	Fidelity Investments	4,091	Fidelity Dividend Growth Fund – Class K		131,622
*	Fidelity Investments	46,366	Fidelity Freedom 2010 Fund		694,556
*	Fidelity Investments	35,839	Fidelity Freedom 2015 Fund		440,457
*	Fidelity Investments	128,593	Fidelity Freedom 2020 Fund		1,927,610
*	Fidelity Investments	150,043	Fidelity Freedom 2025 Fund		1,928,049
*	Fidelity Investments	212,248	Fidelity Freedom 2030 Fund		3,351,396
*	Fidelity Investments	70,243	Fidelity Freedom 2035 Fund		915,968
*	Fidelity Investments	118,620	Fidelity Freedom 2040 Fund		1,085,375
*	Fidelity Investments	88,784	Fidelity Freedom 2045 Fund		917,142
*	Fidelity Investments	94,929	Fidelity Freedom 2050 Fund		985,367
*	Fidelity Investments	35,943	Fidelity Freedom 2055 Fund		418,738
*	Fidelity Investments	4,272	Fidelity Freedom 2060 Fund		44,211
*	Fidelity Investments	22,609	Fidelity Freedom Income Fund		255,487
*	Fidelity Investments	119,604	Fidelity Limited Term Government Fund		1,187,670
*	Fidelity Investments	18,874	Fidelity Low-Priced Stock Fund – Class K		932,952
*	Fidelity Investments	19,776	Fidelity Real Estate Investment Portfolio		824,451
*	Fidelity Investments	1,975,204	Fidelity Money Market Trust Retirement Money Market Portfolio		1,975,204
*	Fidelity Investments	53,253	Glenmede Small Cap Equity Portfolio Class Advisor		1,534,761
*	Fidelity Investments	35,415	Fidelity 500 Index Fund – Institutional Class		2,774,416
*	Fidelity Investments	5,627	Fidelity Extended Market Index Fund – Fidelity Premium Class		312,512
*	Fidelity Investments	6,642	Fidelity International Index Fund – Fidelity Premium Class		234,613
*	Fidelity Investments	133,878	Fidelity U.S. Bond Index Fund – Institutional Class		1,538,255
*	Meridian Bancorp, Inc.	448,211	Meridian Bancorp, Inc. Common Stock		8,471,181
*	Notes receivable from participants		Interest rates of 5.00%		1,454,373

				Total assets	$41,370,886

There were no investment assets which were both acquired and disposed of during the Plan year.

(1)	Cost information is not required for participant directed investments.

*	Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 16, 2017	By:	/s/ Mark L. Abbate
Mark L. Abbate
Executive Vice President, Treasurer and Chief Financial Officer of Meridian Bancorp, Inc.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm